Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended February 1, 2014

Ratio of Earnings to Fixed Charges	Fiscal Year Ended
(dollars in millions)	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010
Earnings from continuing operations before income taxes	$3,103	$4,609	$4,456	$4,495	$3,872
Capitalized interest, net	(14)	(12)	5	2	(9)
Adjusted earnings from continuing operations before income taxes	3,089	4,597	4,461	4,497	3,863
Fixed charges:
Interest expense (a)	718	799	797	776	830
Interest portion of rental expense	110	111	111	110	105
Total fixed charges	828	910	908	886	935
Earnings from continuing operations before income taxes and fixed charges (b)	$3,917	$5,507	$5,369	$5,383	$4,798
Ratio of earnings to fixed charges	4.73	6.05	5.91	6.08	5.13
(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.
(b) Includes the impact of the loss on early retirement of debt and the gain on sale of our U.S. credit card receivables portfolio.

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